UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                               to

Commission file number       001-32749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

fresenius medical care north america 401(k) savings plan

FINANCIAL STATEMENTS

December 31, 2025 and 2024 and

For the Year Ended December 31, 2025

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K:

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	4

Notes to Financial Statements	5-14

SUPPLEMENTAL SCHEDULES*:

Schedule of Assets (Held at End of Year) as of December 31, 2025	15

Schedule of Delinquent Participant Contributions for the year ended December 31, 2025	16

SIGNATURES:

Signatures	17

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit Index	18

Exhibit 23.1 - Consent of WithumSmith+Brown, PC	19

*- Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Administrative Committee of

Fresenius Medical Care North America 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of Fresenius Medical Care North America 401(k) Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the Fresenius Medical Care North America 401(k) Savings Plan’s auditor since 1999.

Whippany, New Jersey

June 29, 2026

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025 AND 2024

ASSETS:	2025	2024
Investments, at fair value	$3,639,476,068	$3,176,427,504
Stable value investment at contract value	945,584,172	980,609,332
Contributions receivable - employer	84,233,793	81,075,294
Notes receivable from participants	138,231,078	132,219,515
Receivable for securities sold	2,236,152	328,115
Total assets	4,809,761,263	4,370,659,760

LIABILITIES:
Payable for securities purchased	521,907	993,663
Accrued administrative expenses	399,758	647,224
Total liabilities	921,665	1,640,887

NET ASSETS AVAILABLE FOR BENEFITS	$4,808,839,598	$4,369,018,873

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2025

ADDITIONS:

Participant contributions -
Salary deferrals	$284,114,926
Rollovers	25,241,189
Employer contributions -
Matching	84,643,332
Defined contribution	320,968
Interest income on notes receivable from participants	12,493,698
Dividend and interest income	3,222,066
Net appreciation in value of investments	570,980,757

Total additions	981,016,936

DEDUCTIONS:

Benefits paid to participants	538,116,600
Administrative expenses	3,079,611

Total deductions	541,196,211

NET ADDITIONS	439,820,725

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,369,018,873

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$4,808,839,598

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.          DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (“NMC” and, together with certain entities owned, controlled or under common control with NMC, the “Company”) for the benefit of the employees of the Company. NMC is an indirect, wholly owned subsidiary of Fresenius Medical Care AG, a German stock corporation (“Fresenius Medical Care AG”), formerly called Fresenius Medical Care AG & Co. KGaA. The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, which is appointed by NMC’s Board of Directors. Fidelity Management Trust Company (“Fidelity”) serves as the trustee and recordkeeper of the Plan.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Company who have fulfilled the eligibility requirements outlined in the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A summary description of the Plan is available from the Plan administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Temporary employees become eligible to make elective contributions beginning the first of the month after completing one year of service. One year of eligible service is earned by completing at least 900 hours of service.

Participant Accounts - Each participant’s account is credited or charged with contributions, investment income or loss, and administrative expenses. Investment income or loss, including realized and unrealized gains and losses, and expenses are allocated to participants’ accounts based on each participant’s account balance within each fund. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document. The benefit to which a participant is entitled is equal to the value of the Participant’s vested interest in their account.

Participant and Company Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis or Roth basis, subject to Internal Revenue Code (“IRC”) limitations. Participating employees age 50 and above may elect to make “catch-up” contributions subject to IRC limitations. The maximum additional “Catch Up” contribution was $7,500 for 2025. Participants may also contribute funds from another qualified plan (“rollover contributions”), subject to certain requirements.

The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed ninety days of service as of the first day of the calendar month and must be an eligible employee on the last day of the Plan year. Company matching contributions are funded on an annual basis.

Company Profit Sharing - The Company may make discretionary profit-sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed one year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the Plan. Any discretionary profit-sharing contributions are immediately 100% vested and are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002, entitled to a higher profit-sharing allocation. There was no profit-sharing contribution made to the Plan in 2025.

Forfeitures and Uncashed Account Checks - At December 31, 2025 and 2024, forfeited account balances, which includes uncashed account checks, totaled $5,311,708 and $5,697,165, respectively. Forfeitures are used to reduce Company contributions and/or offset administrative expenses in the Plan. In January 2026, the Company used $2,200,754 of the forfeiture account balance to reduce Company matching contributions for 2025 that were funded in 2026. In January 2025, the Company used $2,660,421 of the forfeiture account balance to reduce Company matching contributions in 2024 that were funded in 2025.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.          DESCRIPTION OF THE PLAN (continued)

Unallocated Assets - The Plan holds assets in a revenue credit account which receives deposits as a result of a revenue sharing agreement with Fidelity Management Trust Company. During 2025, deposits to the account totaled $727,898, which is included in net appreciation in value of investments on the statement of changes in net assets available for benefits. Funds in the account are used to pay ERISA-qualified expenses and/or allocated to participant accounts. For the year ended December 31, 2025, $1,897,685 was used to pay plan expenses. Unallocated assets were $3,117,263 and $4,167,887 at December 31, 2025 and 2024, respectively.

Defined Contribution - The Company may elect to make payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of benefit service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of benefit service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Eligible participants are immediately 100% vested in such contributions. The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit-sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit-sharing funding levels are made in determining the defined contribution funding amounts. The amount of the defined contribution for the year ended December 31, 2025 was $320,968, and is presented on the accompanying statement of changes in net assets available for benefits.

Vesting - Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon, Company profit sharing contributions, and defined contributions. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination. Otherwise, a participant’s interest in the Company’s matching contributions and earnings thereon vests according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

Distributions - At termination of employment or the date of disability, the participant is entitled to withdraw his or her vested account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to defer receiving distributions from the Plan until age 73. In certain instances, prior to termination, participants who suffer hardship may (subject to approval by the Administrative Committee and in compliance with ERISA) request a withdrawal from their account balance. In addition, plan participants are eligible to take in service distributions upon attainment of age 59 ½. In the event of a participant’s death, the participant’s vested account balance shall be distributed as soon as practicable thereafter to his or her beneficiary.

Plan Termination - Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments - Investments are reported at fair value (except for fully benefit-responsive contracts which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 5 for discussion of fair value measurements.

As required under U.S. GAAP, the Plan’s investment in a stable value separate account with underlying investments in fully benefit-responsive investment contracts is presented in the statements of net assets available for benefits at contract value. The statement of changes in net assets available for benefits with respect to such contracts is also presented on a contract value basis. Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account. Loans must bear a reasonable rate of interest. All loans must be repaid within five years unless the proceeds are used to acquire a principal residence, in which case a longer repayment period is allowed. No more than two loans may be outstanding at any time. No allowance for credit losses has been recorded as of December 31, 2025 and December 31, 2024. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain administrative costs of the Plan are paid by the Company. In addition, certain investment-related administrative expenses are reflected as a reduction in net appreciation (depreciation) in value of investments and are not readily determinable.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.          PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value (or contract value as appropriate – see Notes 4 and 5) of the investments of each fund option as of December 31:

	2025	2024
BlackRock Large Cap Blend Index Fund Option - This option invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index.	$931,943,059	$891,265,424

BlackRock Mid Cap Index Fund Option - This option invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index.	154,891,307	162,418,850

BlackRock Small Cap Index Fund Option - This option invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index.	—	143,956,335

BlackRock International Index Fund Option - This option invests in the BlackRock MSCI ACWI EX – U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI EX – U.S. Index by investing in stocks that make up the index.	103,899,400	79,648,194

BlackRock U.S. Debt Index Fund Option - This option invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.	—	49,217,923

BlackRock TIPS Index Fund Option - This option invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index.	18,355,108	15,186,747

BlackRock Emerging Markets Index Fund Option - This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index.	—	24,974,974

MassMutual Stable Value Separate Account Option - This option is designed to provide a stable rate of return, generated from performance of a Core bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly.	—	454,069,974

Fresenius Medical Care Stable Value Fund - The Fresenius Medical Care Stable Value Fund seeks preservation of principal and a stable rate of return through investment in diversified, high-quality fixed income securities and investment contracts that permit participant transactions at contract value.	426,380,144	—

Target Date Retirement Funds Option - Each Target Date Retirement Fund invests in a diversified mix of index funds offered as separate investment options under the Plan, and is designed for participants expecting to retire around the year indicated in the fund’s name. Each fund’s asset allocation becomes increasingly conservative as its target retirement date approaches. The amounts presented below represent participants’ balances allocated to each Target Date Retirement Fund; the related underlying collective investment trust funds are measured at net asset value and are reported within the respective collective investment trust funds in Note 5 and in the Schedule of Assets (Held at End of Year). The target date options are as follows:

Target Retirement Income Fund Option	29,958,750	138,537,167

Target Retirement 2020 Fund Option	61,034,067	—

Target Retirement 2025 Fund Option	246,591,789	254,631,759

Target Retirement 2030 Fund Option	436,835,499	381,440,477

Target Retirement 2035 Fund Option	514,886,021	429,670,822

Target Retirement 2040 Fund Option	414,902,023	338,769,467

Target Retirement 2045 Fund Option	322,523,259	255,958,769

Target Retirement 2050 Fund Option	397,854,838	321,824,757

Target Retirement 2055 Fund Option	65,457,535	37,802,277

Target Retirement 2060 Fund Option	41,942,301	23,901,505

Target Retirement 2065 Fund Option	20,876,737	11,879,203

GQG Partners Emerging Markets Equity CIT Class D - This fund is a collective investment trust maintained by Great Gray Trust Company, LLC that seeks long-term capital appreciation by investing primarily in equity and equity-related securities of	26,148,848	—

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

companies located in, or principally exposed to, emerging markets countries. The Fund generally invests at least 80% of its net assets in emerging markets equity securities and focuses on companies that the investment manager believes are undervalued by the market.

BrandywineGLOBAL High Yield Fund - Institutional Share Class - This fund seeks to maximize total return through a combination of high current income and capital appreciation by investing primarily in below-investment-grade fixed income securities, including U.S. and non-U.S. corporate high yield bonds. The Fund utilizes an actively managed investment strategy focused on identifying attractive risk-adjusted opportunities across the global high yield market.	4,124,663	—

Schroder International Alpha Trust - This fund is a collective investment trust maintained by SEI Trust Company that seeks long-term capital appreciation by investing primarily in equity securities of companies located outside the United States. The Fund employs an actively managed, research-driven investment strategy focused on identifying companies that are expected to deliver earnings growth above market expectations and constructing a portfolio of high-conviction international equity investments.	3,282,268	—

FullerThaler Behavioral Small Cap Equity Fund Class R6 - This fund seeks long-term capital appreciation by investing primarily in equity securities of small-cap companies. The Fund utilizes a behavioral investment approach that seeks to identify securities that may be mispriced due to investor biases and market inefficiencies, while maintaining broad diversification across industries and issuers.	138,704,481	—

Cohen & Steers U.S. Realty Fund - Class A – A collective investment trust that seeks maximum total return by outperforming its benchmark over the long term through investment in a diversified portfolio of publicly traded real estate securities, including REITs and real estate operating companies.	514,697	—

Pioneer Bond Fund Trust Class MSG - This fund is a collective investment trust maintained by Great Gray Trust Company, LLC that seeks current income and total return by investing primarily in a diversified portfolio of fixed income securities, including U.S. government and agency obligations, investment-grade corporate debt securities, and other fixed income investments. The Fund employs an active, value-driven investment approach designed to outperform its benchmark while maintaining benchmark-like volatility and managing downside risk through broad diversification across fixed income sectors.

	56,789,004	—

JPMorgan Large Cap Growth Fund Class R6 - This fund seeks long-term capital appreciation by investing primarily in equity securities of large-cap U.S. companies that exhibit above-average growth characteristics. The Fund utilizes an actively managed investment strategy focused on identifying companies with strong earnings growth potential and sustainable competitive advantages.	22,520,868	—

Columbia Dividend Income Institutional - This fund is a collective investment trust which invests primarily in dividend-paying U.S. common stocks of established companies. The fund seeks to provide a combination of current income and long-term capital appreciation by investing in companies with strong fundamentals, attractive dividend yields, and the potential for dividend growth.	3,839,268	—

Vanguard Long Term Bond Index Fund Option - This option is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index.	—	30,397,222

Fresenius Medical Care Share Fund Option - This option invests in American Depositary Receipts (ADRs) representing Fresenius Medical Care AG shares. This option was frozen as of June 15, 2015, except for reinvestment of dividends.	15,075,549	15,861,109

Self-Directed Brokerage Accounts - This investment option allows participants to establish a plan level brokerage account with Fidelity for the opportunity to invest in common stocks, mutual funds, corporate bonds, and other investments.	107,822,211	78,318,569

Interest-Bearing Cash - This option automatically sweeps uninvested cash into a deposit account where it earns interest.	17,906,546	17,305,312

	$4,585,060,240	$4,157,036,836

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.          STABLE VALUE SEPARATE ACCOUNTS

The Plan provided a stable value separate account option to participants, referred to as the “MassMutual Stable Value Separate Account”, consisting of an investment in an underlying guaranteed investment contract. This investment option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The crediting interest rates were 0.51% and 3.70% at December 31, 2025 and 2024, respectively. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2025, the contract value of the Plan’s investment in the contract was $0. At December 31, 2024, the contract value of the Plan’s investment in the contract was $980,609,332.

Starting in 2025, the Plan provides a stable value separate account option to participants, referred to as the “Fresenius Stable Value Fund” and a stable value separate account option offered as an underlying investment within the target date retirement funds, referred to as the “Fresenius T. Rowe Price Income Fund Administrative Pool”, consisting of investments in underlying guaranteed investment contracts. These investment options are designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0 percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting. The Plan has entered into a group annuity contract with T. Rowe Price (“T. Rowe”), whereby deposits made by the Plan to the contract are maintained in an account separate from T. Rowe’s general investment account thereby insulating the account from liability arising out of other business activities conducted by T. Rowe. The separate accounts invest in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2025, the contract value of the Plan’s investment in the contracts was $945,584,172.

The underlying guaranteed investment contracts held in the stable value separate accounts are synthetic guaranteed investment contracts, whereby the Plan invests in a separate account holding a diversified portfolio of fixed income securities that is supported by benefit-responsive wrap contracts and is reported at contract value. Further, the stable value separate accounts are both considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

If one of the following conditions was present it would limit the Plan’s ability to conduct transactions at contract value.

1)	Complete or partial termination of the Plan as notified by the Contractholder/Plan sponsor,
2)	Complete or partial termination of the Separate Account Guaranteed Investment Contract (SAGIC), as notified by the Contractholder/Plan sponsor,
3)	Determination by IRS that the Plan no longer meets Code Section 401(a),
4)	Breach of the SAGIC Contract by the Contractholder with inability to cure within 15 business days of breach.
5)	Market Value Event withdrawals, including but not limited to:

●	Plan’s establishment, activation or material change to a Plan investment fund; change in regulation that will have a material adverse financial effect on contractholders in the context of the SAGIC Agreement,
●	Removal or transfer of a group of employees from the Plan due to layoff, merger, early retirement package, sale or discontinuance of all or any part of the Plan sponsor’s or Affiliated Employer’s business, etc.
●	Employer directed transfer of assets from the SAGIC to any other fund.

None of the above conditions were present as of December 31, 2025.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.          FAIR VALUE MEASUREMENTS

Under U.S. GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy has been established under U.S. GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2025 and 2024.

Fresenius Medical Care AG ADRs - The Plan’s investment in American Depositary Receipts (ADRs) representing shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange, is valued at the ADR’s closing price on the last business day of the Plan year.

Mutual Funds - Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Self-Directed Brokerage Accounts - Included in the self-directed brokerage accounts account are primarily common stocks, mutual funds, and corporate bonds. Common stocks are valued at end of year using quoted prices on the market on which the individual securities are traded. Certain corporate bonds are valued at the closing price on the market on which the bonds are traded. Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

Interest-bearing Cash – This investment is valued at historical cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.          FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$305,689,698	$-	$-	$305,689,698
Fresenius Medical Care AG Shares	14,236,904	-	-	14,236,904
Self-Directed Brokerage Accounts (a)	107,058,423	763,788	-	107,822,211
Interest-Bearing Cash	17,906,546	-	-	17,906,546
Total Investments at Fair Value	$444,891,571	$763,788	$-	445,655,359
Total Investments at Net Asset Value*				3,193,820,709
Total Investments				$3,639,476,068

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Fund	$30,397,222	$-	$-	$30,397,222
Fresenius Medical Care AG Shares	15,861,109	-	-	15,861,109
Self-Directed Brokerage Accounts (a)	77,290,279	1,132,428	-	78,422,707
Interest-Bearing Cash	17,201,163	-	-	17,201,163
Total Investments at Fair Value	$140,749,773	$1,132,428	$-	141,882,201
Total Investments at Net Asset Value*				3,034,545,303
Total Investments				$3,176,427,504

* In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(a) - Investments in brokerage accounts of Plan participants choosing the “Self-Directed Brokerage Accounts” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2025, there were no transfers among Levels 1, 2 or 3.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.          FAIR VALUE MEASUREMENTS (continued)

The following table for December 31, 2025 and 2024 sets forth a summary of the Plan’s investments reported at NAV. There were no unfunded commitments related to these investments.

				Other	Redemption
	Fair Value	Fair Value	Redemption	Redemption	Notice
Investments	December 31, 2025*	December 31, 2024*	Frequency	Restrictions	Period
BlackRock Equity Index Fund	$1,767,860,942	$1,550,604,658	Daily	None	None

BlackRock Russell 2000 Index Fund	27,260,948	290,846,641	Daily	None	None

BlackRock Mid Capitalization Equity Index Fund	252,055,360	344,787,918	Daily	None	None

BlackRock U.S. Debt Index Fund	242,596,704	253,874,802	Daily	None	None

BlackRock MSCI ACWI EX U.S. Index Fund	492,346,514	441,356,082	Daily	None	None

BlackRock U.S. Treasury Inflation Protection Securities Fund	18,355,108	30,746,298	Daily	None	None

BlackRock Emerging Markets Index Non-Lendable Fund	-	122,328,904	Daily	None	None

T. Rowe Price International Discovery Administrative	94,738,348	-	Daily	None	None

Columbia Dividend Income Institutional	119,055,694	-	Daily	None	None

Schroder International Alpha Fund	67,582,951	-	Daily	None	None

Cohen & Steers U.S. Realty Fund Class A	514,697	-	Daily	None	None

Pioneer Bond Fund	56,789,004	-	Daily	None	None

GQG Partners Emerging Markets Equity CIT Fund	54,664,439	-	Daily	None	None

	$3,193,820,709	$3,034,545,303

* The fair value of the investments has been estimated using the net asset value of the investment as a practical expedient.

6.          NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest ranging from 4.25% to 10.75% per annum as of December 31, 2025 and 2024, and generally must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence. In addition, participants borrow from their vested account balance. Plan participants are a party in interest and these transactions are exempt from the prohibited transaction rules.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.          RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”). Blackrock is a custodian of certain of the Plan’s investments and, therefore, these transactions qualify as party in interest transactions. Blackrock charged the Plan investment management fees of $233,531 for the year ended December 31, 2025. As of December 31, 2025, $54,663 was payable to Blackrock.

Fidelity charged the plan recordkeeping fees of $1,286,398 for the year ended December 31, 2025, of which $302,595 and $604,723 was payable as of December 31, 2025 and 2024, respectively, and is included in accrued administrative expenses on the accompanying statements of net assets available for benefits.

Morgan Stanley charged the Plan administrative fees of $170,000 for the year ended December 31, 2025, of which $42,500 was payable as of December 31, 2025 and is included in accrued administrative expenses on the accompanying statements of net assets available for benefits.

The Plan invests in ADRs representing shares of Fresenius Medical Care AG, the parent company of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

8.          TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated April 30, 2015, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the “Code”) and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress. In addition, there are no tax related interest or penalties for the periods presented in these financial statements.

9.          RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value separate account, mutual funds and ADRs representing shares of Fresenius Medical Care AG (see Note 3), the parent company of the Plan Sponsor. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account. Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.        SUBSEQUENT EVENTS

The Company and the Plan have performed an evaluation of events subsequent to June 29, 2026, and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2025

(a)	(b)	(c)		(d)	(e)
	Identity of Issuer	Description		Cost	Current Value
	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A.:
	Equity Index Fund F		Units	**	$1,767,860,942
	Russell 2000 Index Fund F		Units	**	27,260,948
	Mid Capitalization Equity Index Fund F		Units	**	252,055,360
	US Debt Index Fund F		Units	**	242,596,704
	MSCI ACWI ex - U.S. Index Fund F		Units	**	492,346,514
	U.S. Treasury Inflation Protected Securities Fund F		Units	**	18,355,108
					2,800,475,576

	Columbia Dividend Income Institutional		Units	**	119,055,694
	Schroder International Alpha Fund		Units	**	67,582,951
	Cohen & Steers U.S. Realty Fund Class A		Units	**	514,697
	Pioneer Bond Fund		Units	**	56,789,004
	T. Rowe Price International Discovery Administrative		Units	**	94,738,348
	GQG Partners Emerging Markets Equity CIT Fund		Units	**	54,664,439
					393,345,133

*	Fresenius Medical Care AG		Shares (ADRs)	**	14,236,904

	Mutual Fund -
	BrandywineGLOBAL High Yield Fund		Shares	**	4,124,663
	FullerThaler Behavioral Small Cap Equity Fund		Shares	**	166,315,192
	JPMorgan Large Cap Growth Fund		Shares	**	135,249,843
				**	305,689,698

*	Interest-Bearing Cash (Fidelity)			**	17,906,546

	Stable Value Separate Accounts -
*	Fresenius Medical Care Stable Value Fund	Group Annuity Contract		**	426,380,144
*	Fresenius T. Rowe Price Income Fund Administrative Pool	Separate Account		**	519,204,028
					945,584,172

	Brokerage Link	Brokerage accounts		**	107,822,211

*	Notes Receivable from Participants	Interest range of 4.25% - 10.75%		-	138,231,078

	Total				$4,723,291,318

*          -     denotes a party-in-interest as defined by ERISA

**        -     participant directed

SEE INDEPENDENT AUDITOR’S REPORT

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a -

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2025

Total that Constitute Nonexempt Prohibited Transactions
	Participant					Total Fully
	Contributions			Contributions	Contributions	Corrected Under
	Transferred		Contributions Not	Corrected Outside	Pending Correction	VFCP and PTE
Plan Year	Late to Plan		Corrected	VFCP	in VFCP	2002-51
2024	$29,124	*	$-	$29,124	$-	$-

* Indicates late participant loan repayments are included

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date	June 29, 2026	By:	/s/ Renu Chhabra
Renu Chhabra
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.
23.1	Consent of WithumSmith+Brown, PC	19	22